NORTH AMERICAN ENERGY PARTNERS INC. Exhibit 99.3
Management's Discussion and Analysis
For the year ended December 31, 2017

NORTH AMERICAN
CONSTRUCTION GROUP

CATERPILLAR
CAT
CAT
679
CO817

NOA

2017 Management's Discussion and Analysis 2

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Management's Discussion and Analysis
For the year ended December 31, 2017
A. EXPLANATORY NOTES
February 13, 2018
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2017 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2017 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “s”. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks, assumptions and uncertainties related to such information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "EBITDA", "Consolidated EBITDA" (as defined in our previous credit agreement) and "Adjusted EBITDA" (as defined in our new credit agreement), "Total Debt", "Net Debt", and "Free Cash Flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and loss
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).
As discussed in "Resources and Systems - Capital Resources and Use of Cash" in this MD&A, our new Credit Facility introduced a new non-GAAP measure "Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items

2017 Management's Discussion and Analysis 1

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included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in our new Credit Facility.
We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.
As EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA may vary from others in our industry. EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA, Consolidated EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income (loss) margin", "EBIT margin", "Consolidated EBITDA margin", or "Adjusted EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt and Net Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"), and (iv) liabilities from hedge and swap arrangements. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

2017 Management's Discussion and Analysis 2

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B.    SIGNIFICANT BUSINESS EVENTS
2017 Economic and Industry Highlights
During 2017 our economy, our industry and our customers continued to experience an unusually long cyclical economic downturn driven by the global oversupply of crude oil. The continued global oversupply of crude oil and the weakening position of Organization of Petroleum Exporting Countries ("OPEC") in managing global oil production levels with the growth of non-OPEC countries oil production capacity led to a series of small gains and subsequent losses against a $50.00 (US/barrel) plateau as OPEC’s efforts to gain agreement to curtail oil production levels were continually met with the awakening of the US shale oil market with the advent of improved and more cost effective oil extraction technology that allowed them to compete with the traditional oil producer’s lower production cost supply at these oil price levels.
In recent months, the reporting of the weekly oil inventory levels both in the US and globally has given rise to the anticipation that a re-balancing of oil supply and demand may be underway. Expectations for the near term growth in oil prices have gained a level of optimism with projections that the current oil producer behavior may sustain the current $60.00 - $65.00 (US/barrel) range of prices through 2018. The pricing optimism is buoyed by the recent geopolitical issues in the Middle East, Africa and Latin America; all of which have the potential to cause a short-to-medium term reduction in global inventory levels.
Our customers entered the year having already reacted to lower revenue from lower oil prices with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through maximizing production levels. With the rebound in oil prices during the latter half of the year, oil sand producers have started to signal renewed capital investment in the expansion of existing in situ projects while maintaining the execution of mine plans for their longer-life, lower operating cost oil sands mines.
Below are some of the economic, political and customer highlights of 2017 that have influenced our business, many of which were not anticipated as we entered 2017:

•
According to the Bank of Canada, the Canadian economy continues to experience moderate inflation with current Consumer Price Index (CPI) inflation trends remaining within its target inflation rate of close to 2%.

•
The West Texas Intermediate (WTI) price per barrel of oil opened 2017 at $53.75 (US$/barrel) while the Canadian / US exchange rate opened at $0.74. On December 31, 2017 the WTI price per barrel of oil was $60.46 (US$/barrel) and the Canadian / US exchange rate was $0.80.

◦	On June 21, 2017, the WTI price per barrel dropped to a low of $42.48 (US$/barrel).

•	On May 4, 2017, the Canadian / US exchange rate dropped to a low of $0.73.

•
An expanded gap between Western Canada Select ("WCS"), the price of Alberta heavy crude, compared to WTI or Brent pricing (the "differential") driven by the dependence on limited pipeline capacity or the use rail cars to transport the increasing production levels of heavy crude from Alberta to major markets.

◦	The differential reached a four year high in early 2018 with the WCS price per barrel trading at a discount of more than $27.00 against the WTI price per barrel.

•	Long-term delays in obtaining regulatory approval for pipeline capacity expansion solutions for oil transportation

◦
The Trans Mountain Expansion (TMX) pipeline twinning by Kinder Morgan[1] (to Vancouver, BC) was approved in November 2016 with 190 environmental and social conditions. Since then, a new British Columbia provincial government was elected on May 9, 2017. The new government ran on a platform that included challenging the construction of the TMX pipeline project.

◦
The TransCanada[2] Energy East pipeline (to Atlantic Canada) was subjected to a new round of intense review by the National Energy Board as a result of new standards initiated by the Federal government. TransCanada terminated the proposed project on October 5, 2017.

1 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System.
2 TransCanada Corporation (TransCanada)

2017 Management's Discussion and Analysis 3

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The TransCanada XL Keystone pipeline (to the US gulf coast), which had been rejected under the previous US government after more than seven years of delays, was approved under an executive order signed by the new President of the United States on January 24, 2017. The project, with projected pipeline capacity of 830,000 barrels per day of crude oil carried from Alberta to Steele City, Nebraska, is still undergoing state permitting review for the proposed route and continues to face legal challenges from special interest groups.

◦
The Enbridge "Line 3 Replacement" project, replacing large segments of the aging 1,660 kilometer pipeline running between Hardisty, Alberta and Superior, Wisconsin received Canadian federal government approval on November 29, 2016 after a year of regulatory review. However, the project continues to encounter roadblocks in the approval of the US segment of the project. The project is projected to achieve initial capacity of 760,000 barrels per day when commissioned in 2019.

•
Previous political changes in both the Alberta provincial government and Canadian federal government continue to provide a less oil friendly political climate and the implementation of: higher corporate taxes; increases to energy royalties; an escalating carbon tax; emission limits; and more stringent environmental regulations for both the production and transportation of oil.

◦
On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed.

•
On May 14, 2017 an explosion and fire shut down Syncrude Canada Limited's (Syncrude)[3] Mildred Lake upgrader. The repairs, coupled with the acceleration in timing of planned fall maintenance work delayed the mine's full ramp up into the third quarter of 2017.

•
On May 17, 2017 Cenovus Energy Inc. completed its acquisition of the ConnocoPhillips assets. Cenovus primary focus in the oil sands is the steam assisted, gravity drainage (SAGD) extraction method projects.

•
On May 31, 2017 Canadian Natural Resources Limited (Canadian Natural) completed the acquisition of a 70% working interest in the Athabasca Oils Sands project (AOSP); including 70% of the Scotford upgrader and the Quest Carbon Capture and Storage project (minority interest - Chevron Canada Limited 20% / Shell Canada Limited 10%). AOSP’s holdings included the Muskeg River and Jackpine mines, which will now be operated by Canadian Natural.

•
Suncor[4] re-affirmed that their investment in the 52 year Fort Hills[5] mine is a long-term investment, not affected by current oil prices. The projected investment in the project was increased to approximately $17.0 billion, with the almost $2.0 billion increase supporting technology to boost future capacity and to accelerate construction which had been delayed as a result of the 2016 Fort McMurray wildfire.

◦
On January 29, 2018. Suncor announced that they had achieved continuous operations from the first mine train on the project with expectations that they will achieve 90% of the targeted production of 194,000 barrels per day (bpd) by the end of 2018.

◦
On January 30, 2018, Suncor announced that it will proceed with the phased implementation of 150 autonomous haul trucks at their company-operated mines, starting with the North Steepbank mine. These autonomous haul trucks, are expected to replace approximately 33% of Suncor's current haul truck fleet over the next six years. Autonomous haul trucks are best suited for ore handling applications due to the consistency of the load and the predictability of the route, while many earthmoving activities that we perform, such as tailings pond related mature fine tailings ("MFT") hauling, are not suitable applications for automation.

3 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%).
4 Suncor Energy Inc. (Suncor).
5 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (53.06%), Total (26.05%) and Teck Resources Ltd. (20.89%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.

2017 Management's Discussion and Analysis 4

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•
Having completed the acquisition of an increased ownership interest of Syncrude and its Mildred Lake[6] and Aurora[7] oil sands mines in 2016, Suncor announced that, working with Imperial Oil Limited, the current operator, they anticipate driving the cash operating costs of the operations down below $30.00 (CDN$/barrel) by 2020. Suncor's strategy has already been able to deliver cash operating costs to under $25.00 per barrel of production for their Millennium and Steepbank oil sands mines.

•
Multiple Alberta oil sands producers have plans to target capital investments for the restart or expansion of existing in situ oil sands projects, including the Firebag, Christina Lake[8], Kirby North[9], Sunrise[10] and Hangingstone[11] projects.

Accomplishments against our 2017 Strategic Priority
At the start of 2017, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following tactics:

•	enhance our safety culture;

•	grow our core business;

•	pursue revenue diversity;

•	further enhance productivity and profitability;

•	grow positive free cash flow, net income and earnings per share; and

•	maintain a strong balance sheet.
Heading into 2017 we also unveiled a plan to grow both our revenue and Consolidated EBITDA by a compound 15% per year for 2017, 2018 and 2019, despite our core oil sands market sector still being in a cyclical downturn with the timing of a recovery remaining uncertain.
As detailed in the "2017 Economic and Industry Highlights" section, above, 2017 continued to present significant challenges with the abnormally long cyclical downturn in our core oil sands market and the uncertain economic recovery timelines driven by the uncertainty over OPEC's ability to influence the global supply of oil. Adding to hurdles was the suspension of primarily all sub-contract work on the Syncrude site for a large part of the year as a result of their March 14, 2017 upgrader fire. This suspension caused the cancellation of a significant earthworks contract we had secured earlier in the year. Despite these headwinds, we maintained our focus on our strategic priority and tactics which resulted in us exceeding our growth expectations and achieving the following significant accomplishments for the year ended December 31, 2017:

•
Our revenue increased by 37% to $292.6 million in 2017, compared to $213.2 million in revenue for 2016. With our continued focus on equipment management cost savings initiatives and strong project execution, we achieved a 24% growth in Consolidated EBITDA to $62.0 million in 2017, compared to $50.1 million in Consolidated EBITDA recorded for 2016.

•
We continued to elevate the standard of excellence in our safety culture, as reflected by our strong safety record in 2017, which included maintaining our Total Recordable Injury Rate ("TRIR") well under 0.5 for the year.  Our result represents just four reportable injuries in over 2.0 million hours worked. This impressive safety result reflected our belief that outstanding safety execution is the foundation for overall operational excellence.

6 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
7 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.
8 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.
9 Kirby North Project is the Phase 1 of the Kirby In Situ Oil Sands Expansion Project (Kirby Expansion Project), owned and operated by Canadian Natural.
10 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.'s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.
11 Hangingstone Project, a steam assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).

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•	We continue to develop our core business with long-term agreements with each of our major customers that extend beyond 2020, including:

◦
On February 1, 2017 we announced the renewal of a 5-year master services agreement on a sole sourced, negotiated basis with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewal brings us to four long-term agreements with customers that extend beyond 2020.

•	We continue to expand on our core business strategy, including:

◦
On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. ("Dene Sky"), a private First Nations business based in Janvier, Alberta. Our subsidiary, North American Enterprises Ltd., was issued a 49% interest in the partnership while Dene Sky was issued a 51% interest. The partnership is carrying on business under the name "Dene North Site Services" and will operate primarily in Northern Alberta. We believe the arrangement will expand our services to both the oil sands mining and the in situ oil extraction markets, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contract that we may not otherwise have had the opportunity to bid and perform.

•	We continue to work towards revenue diversity, including:

◦	Recently completing the construction of two tailing pond dams at the Red Chris Copper mine[12] located in northwest British Columbia.

◦
On June 6, 2017, we were awarded a contract to provide mine support services at the Fording River coal mine[13] in southeast British Columbia. The contract included the use of a fleet of our large haul trucks, shovels and excavators to support our customer's coal mining operations by extracting and hauling coal as well as removing associated waste materials. We began mobilizing our fleet in late June 2017 with operations starting in July 2017. The contract was originally for a scope of work that was expected to be completed by December 2017, however our customer subsequently awarded us an additional scope of work that extended our expected activity at the mine well into the first half of 2018.

◦
On September 20, 2017, we were awarded a three year term contract to provide mine support services on the Highland Valley copper mine[14] in central British Columbia. The contract contemplated the use of a fleet of 40 tonne trucks, excavators and support equipment to support our customer's copper mining operations and civil construction activities. We began mobilization of our fleet to the site in September 2017 with operations starting in October 2017.

◦
During 2017 we expanded our service offerings to include heavy equipment maintenance for our customers. Maintenance has become one of our core competencies and customers are trending towards rebuilding existing equipment rather than buying new.

▪
To support this expansion of our services into heavy equipment maintenance, our Board of Directors recently approved $28 million of growth capital expenditure to purpose design and build a new maintenance facility just outside of Edmonton, Alberta. This new facility will allow us to replace our current less efficient leased maintenance facility and provides enough space to allow us to also consolidate our office staff from our current leased office space. Our plan is to be fully up and running in this facility by very early 2019 and we expect cash payback on the investment within approximately 5 years.s

12 Red Chris Mine, owned and operated by Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals.
13 Fording River Mine, owned and operated by Teck Resources Limited
14 Highland Valley Mine, owned and operated by Teck Resources Limited

2017 Management's Discussion and Analysis 6

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◦
On September 7, 2017, our NAE Transportation Partners consortium was shortlisted (one of three) in the bidding process for the estimated $300 million public, private partnership ("P3") project to build, finance, operate and maintain a 97-kilometer all-season gravel highway in the southern Northwest Territories (the Tlicho All-Season Road Project). Our bidding partners in our consortium are Eiffage Canada[15] and LaPrairie Group of Companies[16]. Bids are due in August, 2018, with the project award anticipated late in 2018.

◦
Our Red River Valley Alliance bidding activity is currently on hold, pending resolution of certain legal actions delaying the project's permitting activities. The Red River Valley Alliance is a consortium including Acciona[17], Shikun Binui[18], InfraRed Capital Partners[19], and North American Enterprises Ltd. (a subsidiary of North American Energy Partners Inc.) which was short listed on October 13, 2016, for the Fargo-Moorhead Flood Risk Management Project. The project is based in the flood plains of Fargo, North Dakota and Moorhead, Minnesota, creating a flood diversion for the Red River that flows north into Winnipeg, Manitoba. The Red River Valley Alliance is one of four consortium's short listed for a significant portion (approximately US$800 million), of the estimated US$2.2 billion comprehensive project. We are awaiting news on the resolution of the legal delays encountered by the project.

•
We generated $27.0 million of free cash flow for the year ended December 31, 2017, down from $30.1 million of free cash flow generated for the year ended December 31, 2016. The slight reduction in free cash in the current year was a result of a larger amount of cash used to support sustaining capital investments, mitigated by our stronger profitability.

◦	We ended 2017 with a $8.2 million cash balance, compared to a $13.7 million cash balance at the end of 2016.

•	On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible, unsecured subordinated debentures (the "Convertible Debentures") which mature on March 31, 2024.

◦	We pay an annual interest rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.

◦
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

•
On August 1, 2017, we entered into a new credit facility agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing our previous Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility").

◦
The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million revolver and $30.0 million term loan of the Previous Credit Facility).

◦	This facility matures on August 1, 2020, with an option to extend on an annual basis.

◦	The Credit Facility also allows for a capital lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).

◦	Unlike our Previous Credit Facility, the Credit Facility is comprised solely of a revolver feature and does not have a borrowing base to limit available borrowings.

15 Eiffage Canada is a French global leading contractor (ranked # 17 ENR 2014), operating through five business lines: concessions and public-private partnerships (P3), construction, public works, energy and metal.
16 LaPrairie Group of Companies is 100% Canadian owned and offers full-service contracting, road and bridge maintenance, road construction, and mining services.
17 Acciona Concesiones S.L is a wholly-owned subsidiary of Acciona S.A. (Guarantor), a company listed on the Spanish IBEX 35 Index. Acciona Concesiones undertakes the development, design, construction, financing, management and operation of transportation and social infrastructure.
18 Shikun & Binui Concessions USA, Inc. (“SBC USA”) is the U.S. infrastructure development subsidiary of Shikun & Binui Ltd., the Guarantor for SBC USA. SBC USA has proven its ability to secure contracts for P3 projects successfully under various concession schemes - including availability payments and revenue risk concessions - and in various market conditions.
19 InfraRed Capital Partners Limited is a leading global venture capital firm specializing in infrastructure and real estate investments.

2017 Management's Discussion and Analysis 7

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◦
The Credit Facility pricing includes a twenty-five basis point reduction to our borrowing rate and a five basis point reduction to our standby rate, at our current leverage ratio, when compared to the Previous Credit Facility pricing.

◦	We believe that this new facility is less restrictive, supports our strategic priorities and provides us with the ability to expand our liquidity in line with our growth.s

•	At December 31, 2017 our total debt was $139.0 million compared to $101.0 million at December 31, 2016.

◦
Our current year total debt borrowings include $32.0 million borrowed against our Credit Facility ($39.6 million on our Previous Credit Facility in 2016), $40.0 million in Convertible Debentures borrowings ($nil in 2016) and $67.0 million of capital lease borrowing ($61.4 million in 2016).

•
On March 14, 2017, S&P Global Ratings ("S&P")[20] affirmed our "B" long-term corporate credit rating. At the same time, they affirmed our "intermediate" standing for their financial risk profile. S&P stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B". For a discussion of our debt ratings, see the "Resources and Systems - Debt Ratings" in this MD&A.

•	On October 31, 2017 we announced a change in our Board of Director and Management structure

◦	Martin R. Ferron assumed the role of Chairman of the Board, in addition to his role as Chief Executive Officer, taking over from Ronald A. McIntosh who stepped down from his Chairman role.

◦	Joseph C. Lambert assumed the role of President in addition to that of Chief Operating Officer, taking over from Martin R. Ferron who stepped down from his President role.

◦	Bryan D. Pinney assumed the role of Lead Director of the Board.

•	During 2017 we entered into a series of normal course issuer bid ("NCIB") programs

◦
As at December 31, 2017, we have used $15.0 million in cash to purchase and subsequently cancel a total of 2,625,557 common shares in the normal course during the current year. The current year NCIB programs have reduced our outstanding common share balance to 25,452,224 as at December 31, 2017. For a complete discussion on our NCIB programs see "Resources and Systems - Securities and Agreements" in this MD&A.

◦
The outstanding common share balance is net of the 2,617,926 common shares classified as treasury shares as at December 31, 2017 (we used $4.7 million in cash for the purchase of treasury shares in 2017).

A complete discussion on our significant business events for the past three years along with our 2018 strategic priority and tactics can be found in our most recent Annual Information Form ("AIF").

20 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.

2017 Management's Discussion and Analysis 8

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C. OUR BUSINESS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2017	2016	2015	2014	2013
Operating Data
Revenue	$292,557	$213,180	$281,282	$471,777	$470,484
Gross profit	39,647	32,343	31,890	51,400	45,739
Gross profit margin	13.6%	15.2%	11.3%	10.9%	9.7%
Operating income (loss)	13,407	3,923	2,837	11,599	(2,683)
Net income (loss) from continuing operations	5,264	(445)	(7,470)	(697)	(18,047)
EBIT(1)	13,411	5,290	2,296	11,035	84,779
EBIT margin(1)	4.6%	2.5%	0.8%	2.3%	18.0%
Consolidated EBITDA from continuing operations(1)	62,012	50,073	48,534	64,442	43,466
Consolidated EBITDA margin from continuing operations(1)	21.2%	23.5%	17.3%	13.7%	9.2%
Net (loss) income(2)	5,264	(445)	(7,470)	(1,169)	69,184
Per share information from continuing operations
Net income (loss) - basic	$0.20	$(0.01)	$(0.23)	$(0.02)	$(0.50)
Net income (loss) - diluted	$0.18	$(0.01)	$(0.23)	$(0.02)	$(0.50)
Per share information
Net income (loss) - basic	$0.20	$(0.01)	$(0.23)	$(0.03)	$1.91
Net income (loss) - diluted	$0.18	$(0.01)	$(0.23)	$(0.03)	$1.89
Balance Sheet Data
Total assets(3)	$383,644	$350,081	$360,177	$456,581	$445,641
Total Debt(3)(4)	138,969	100,972	110,942	128,324	118,295
Net Debt(5)	130,783	87,306	78,591	127,368	104,553
Total shareholders' equity	145,924	158,954	171,618	189,579	191,835

Outstanding common shares, excluding treasury shares	25,452,224	28,305,660	31,893,478	34,334,024	34,746,236
Treasury shares	2,617,926	2,213,247	1,256,803	589,892	—

Total Debt to shareholders' equity(6)	1.0:1	0.6:1	0.6:1	0.7:1	0.6:1
Shareholder's equity per share(7)	$5.20	$5.21	$5.18	$5.43	$5.52

Cash dividend declared per share	$0.08	$0.08	$0.08	$0.08	$0.00

1
"Consolidated EBITDA from Continuing Operations" and "Consolidated EBITDA margin from Continuing Operations" is defined as Consolidated EBITDA and Consolidated EBITDA margin excluding results from discontinued operations. For a definition of EBIT, EBIT margin, Consolidated EBITDA and Consolidated EBITDA margin, and a reconciliation to net (loss) income see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A.

2
Net (loss) income includes results from discontinued operations for the year ended December 31, 2014 and 2013, respectively. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.

3	Total assets and Total Debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.
4	Total Debt is calculated as the sum of Convertible unsecured subordinated debentures, capital lease obligations and credit facilities.
5	Net Debt is calculated as Total Debt less cash and cash equivalents recorded on the balance sheet, excluding deferred financing costs.
6	Total Debt to shareholders' equity is calculated as Total Debt divided by shareholders' equity recorded on the balance sheet.
7	Shareholders' equity per share is calculated as shareholders' recorded on the balance sheet divided by the number of common shares outstanding.
Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil21 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

21 Imperial Oil Resources Limited (Imperial Oil).

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We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 402 pieces of diversified heavy construction equipment supported by over 1,488 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.s
We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.
In addition, we provide site development and support services for plants and refineries, including in situ oil sands facilities, and we provide heavy equipment maintenance services.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project's lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.
For a complete discussion of our competitive strengths, see the "Business Overview - Competitive Strengths" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Revenue by Source and End Market
Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.
Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

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•	provincial infrastructure.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project's needs.
For a discussion on our revenue by source and end market see the "Our Business - Revenue by Source and End Market" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Our Strategy
For a discussion on how we will implement our strategy see the "Our Strategy" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS
Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$292,557	$213,180	$79,377
Project costs	116,346	80,023	36,323
Equipment costs	91,829	60,020	31,809
Depreciation	44,735	40,794	3,941
Gross profit	39,647	32,343	7,304
Gross profit margin	13.6%	15.2%	(1.6)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	21,304	21,192	112
Stock-based compensation expense	3,995	6,030	(2,035)
Operating income	13,407	3,923	9,484
Interest expense	6,943	5,784	1,159
Net income (loss)	$5,264	$(445)	$5,709
Net income (loss) margin(1)	1.8%	(0.2)%	2.0%
EBIT(1)	$13,411	$5,290	$2,296
EBIT margin(1)	4.6%	2.5%	0.8%
EBITDA(1)	$59,064	$47,772	$11,292
Consolidated EBITDA(1)	$62,012	$50,073	$11,939
Consolidated EBITDA margin(1)	21.2%	23.5%	(2.3)%
Adjusted EBITDA(1)	$63,082	$53,312	$9,770
Adjusted EBITDA Margin(1)	21.6%	25.0%	(3.4)%

Per share information
Net income (loss) - Basic	$0.20	$(0.01)	$0.21
Net income (loss) - Diluted	$0.18	$(0.01)	$0.19

Cash dividend declared per share	$0.08	$0.08	$—
(1) See "Non-GAAP Financial Measures". A reconciliation of net income (loss) to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2017	2016
Net income (loss)	$5,264	$(445)
Adjustments:
Interest expense, net	6,943	5,784
Income tax expense (benefit)	1,204	(49)
EBIT	$13,411	$5,290
Adjustments:
Depreciation	44,735	40,794
Amortization of intangible assets	918	1,688
EBITDA	$59,064	$47,772
Adjustments:
Loss (gain) on disposal of property, plant and equipment	189	(116)
Gain on disposal of assets held for sale	(166)	(374)
Equity classified stock-based compensation expense	2,925	2,791
Consolidated EBITDA	$62,012	$50,073
Adjustments:
Liability classified stock-based compensation expense	1,070	3,239
Adjusted EBITDA	$63,082	$53,312
Analysis of Consolidated Annual Results
Revenue
For the year ended December 31, 2017, revenue was $292.6 million, up from $213.2 million for the year ended December 31, 2016. The increase in revenue is primarily due to an expanded 2016-2017 winter works program during the first quarter of the current year, driven by the award of reclamation work at the Mildred Lake mine site and an earlier start to our 2017-2018 winter works program at both the Millennium and Mildred Lake mine sites in the fourth quarter of this year. Contributing to the stronger results in the current year was an increase in overburden removal activity at the Millennium mine which more than offset lower first quarter tailings pond support activity and

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reduced summer haul road development activity at the same mine site during the year. We continued to maintain strong mine services volumes at the Kearl mine during the current year while also recently ramping up on the early-works portion of a heavy civil construction project at this site. In addition, with the April 2017 start-up of our new Dene North Site Services partnership, we began to leverage our partnership's mine support services offerings with the successful completion of a complex civil construction project at the Aurora mine.
Volumes in the second quarter of the current year were negatively impacted by a customer's cancellation of a significant earthworks contract, as a result of a plant fire. We were able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as we had to relocate the equipment to other sites. Contributing to the slower spring quarter was the ever changing weather conditions during the period which resulted in shift cancellations and continuous haul road repairs for our overburden removal work.
We expanded of our non-oil sands activity during the latter portion of the current year with the June 2017 award of a mine support contract at the Fording River coal mine, in southeast British Columbia and the September 2017 award of a three year mine support services contract at the Highland Valley copper mine in central British Columbia. These new awards complemented the mine support activities at the Red Chris copper mine, located in northern British Columbia, which wrapped up in the fourth quarter of the current year.
Our ability to take on these stronger volumes was aided by the expansion of our heavy haul fleet capacity with the investment in growth capital early in the year, as we acquired certain used heavy equipment pieces from a competitor exiting the large earthworks marketplace and we further leveraged our prior year capital investment in equipment technology that expanded the haul capacity of certain of our existing heavy haul trucks.
Prior year revenue was significantly impacted by the Fort McMurray wildfire and subsequent operational shut down. The wildfire significantly delayed the ramp up of our summer mine support activities until well into the third quarter of that year.
Gross profit
For the year ended December 31, 2017, gross profit was $39.6 million or 13.6% of revenue, up from $32.3 million or 15.2% of revenue in the previous year. The higher gross profit was primarily driven by the higher revenue in the current year. The benefits from the higher volumes were partially offset by a lower gross profit margin for the current year, driven by weaker second quarter performance that offset the strong results from our 2016-2017 winter works program in the first quarter and the benefits to our profitability from the earlier start of our 2017-2018 winter works program in the fourth quarter. The second quarter performance was negatively affected by start-up delays on new projects as a result of the earthworks contract cancellation coupled with weather related lower operational productivity and haul road repairs on our overburden removal work. Contributing to our lower gross profit margins in the current year was lower pricing negotiated by our customers on our long-term service agreements. In comparison to the previous year, we also saw a return to a normalized level of equipment maintenance activities in the current year as our equipment and maintenance personnel were available to complete our equipment servicing.
The completion of planned summer maintenance activities in the prior year was curtailed by the impact of the Fort McMurray wildfire and subsequent operational shutdown coupled with the slow start-up of customer activities through the balance of the summer. As we entered the fourth quarter of the current year our equipment costs as a percent of revenue were consistent between the current and prior year periods, despite the expansion of active project sites, which included a large heavy equipment fleet located at the Fording River coal mine, the mobilization of an equipment fleet to the Highland Valley copper mine and the demobilization of the equipment fleet from the Red Chris copper mine.
Depreciation for the year ended December 31, 2017 was $44.7 million (15.3% of revenue) up from $40.8 million (19.1% of revenue) for the year ended December 31, 2016. The current year decrease in depreciation as a percent of revenue is starting to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet. The prior year depreciation as a percent of revenue was negatively impacted by a disproportionate amount of fixed charge depreciation for certain of our support equipment recorded during the Fort McMurray wildfire related operational shutdown.
Operating income
For the year ended December 31, 2017, operating income was $13.4 million, up from $3.9 million for the year ended December 31, 2016.
G&A expense (excluding stock-based compensation expense) was $21.3 million for the year ended December 31, 2017, comparable to the $21.2 million recorded in the year ended December 31, 2016. Stock-based compensation

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cost decreased $2.0 million compared to the previous year primarily as a result of the previous year's more significant upward movement in share price and its effect on the carrying value of the liability classified award plans. In addition, we recorded $0.9 million of amortization of intangible assets in the current year compared to $1.7 million recorded for the year ended December 31, 2016.
Net income (loss)
For the year ended December 31, 2017, we recorded a net income of $5.3 million (basic income per share of $0.20 and diluted income per share of $0.18), compared to a net loss of $0.4 million (basic and diluted loss per share of $0.01) for the year ended December 31, 2016. The net income in the current year included the recording of $6.9 million of interest expense compared to $5.8 million of interest expense recorded in the prior year. The prior year also included $1.4 million recorded in other income, generated from the sale of other current assets. The $1.2 million combined income tax expense recorded in the current year is higher than the $0.1 million income tax benefit recorded last year.
Basic and diluted income per share in the current period was partially affected by the reduction in issued and outstanding common shares (28,070,150 as at December 31, 2017 compared to 30,518,907 outstanding voting common shares as at December 31, 2016). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

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Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$82,046	$62,201	$19,845
Project costs	33,720	24,442	9,278
Equipment costs	24,460	18,666	5,794
Depreciation	11,854	12,701	(847)
Gross profit(1)	12,012	6,392	5,620
Gross profit margin(1)	14.6%	10.3%	4.3%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,738	4,996	742
Stock-based compensation expense	1,617	2,753	(1,136)
Operating income (loss)	4,538	(1,182)	5,720
Interest expense	1,989	1,136	853
Net income (loss)	$2,450	$(497)	$2,947
Net income (loss) margin(1)	3.0%	(0.8)%	3.8%
EBIT(1)	$4,510	$195	$4,315
EBIT Margin(1)	5.5%	0.3%	5.2%
EBITDA(1)	$16,478	$13,033	$3,445
Consolidated EBITDA(1)	$17,238	$13,504	$3,734
Consolidated EBITDA margin(1)	21.0%	21.7%	(0.7)%
Adjusted EBITDA(1)	$18,100	$15,474	$2,626
Adjusted EBITDA Margin(1)	22.1%	24.9%	(2.8)%

Per share information
Net income (loss) - Basic	$0.10	$(0.02)	0.12
Net income (loss) - Diluted	$0.09	$(0.02)	0.11

Cash dividend declared per share	$0.02	$0.02	$—
(1) See "Non-GAAP Financial Measures". A reconciliation of net income (loss) to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2017	2016
Net income (loss)	$2,450	$(497)
Adjustments:
Interest expense, net	1,989	1,136
Income tax expense (benefit)	71	(444)
EBIT	$4,510	$195
Adjustments:
Depreciation	11,854	12,701
Amortization of intangible assets	114	137
EBITDA	$16,478	$13,033
Adjustments:
Gain on disposal of property, plant and equipment	(54)	(292)
Loss (gain) on disposal of assets held for sale	59	(20)
Equity classified stock-based compensation expense	755	783
Consolidated EBITDA	$17,238	$13,504
Adjustments:
Liability classified stock-based compensation expense	862	1,970
Adjusted EBITDA	$18,100	$15,474

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Analysis of Three Month Results
Revenue
For the three months ended December 31, 2017, revenue was $82.0 million, up from $62.2 million in the same period last year. The increase in revenue was a result of an earlier ramp up of our expanded winter work programs at the Mildred Lake and Millennium mines coupled with the award of an early-works heavy civil construction project at the Kearl mine. Contributing to the stronger results in the quarter was mine support services activity at the Fording River coal mine in southeast British Columbia, the start of a three year mine support services contract at the Highland Valley copper mine in central British Columbia and the wrap-up of a site development project by our Dene North Site Services partnership at the Aurora mine. Our ability to take on these stronger volumes was aided by the expansion of our heavy haul fleet capacity with the investment in growth capital earlier in the year, as we acquired certain used heavy equipment pieces from a competitor exiting the large earthworks marketplace and we further leveraged our prior year capital investment in equipment technology that expanded the haul capacity of certain of our existing heavy haul trucks.
This increased activity in the quarter more than offset a reduction, compared to the previous period, in heavy civil construction work at the Mildred Lake and Aurora mines, lower mine support volumes at the Kearl mine and the completion of a site development project at the Red Chris copper mine in northern British Columbia.
Gross Profit
For the three months ended December 31, 2017, gross profit was $12.0 million or 14.6% of revenue, up from a gross profit of $6.4 million or 10.3% of revenue during the same period last year. The higher gross profit in the current period was driven by the higher volume of activity in the quarter coupled with improved productivity on our winter works programs at the Mildred Lake and Millennium mines with the earlier onset of winter conditions, compared to last year. Equipment costs as a percent of revenue were consistent between the two periods, despite the expansion of active project sites, which included a large heavy equipment fleet located at the Fording River coal mine, the mobilization of an equipment fleet to the Highland Valley copper mine and the demobilization of the equipment fleet from the Red Chris copper mine.
For the three months ended December 31, 2017, depreciation was $11.9 million, or 14.4% of revenue, down from $12.7 million, or 20.4% of revenue in the same period last year. The current period decrease in depreciation as a percent of revenue is starting to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.
Operating income (loss)
For the three months ended December 31, 2017, operating income was $4.5 million, compared to operating loss of $1.2 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $5.7 million for the three months ended December 31, 2017, up from $5.0 million in the same period last year, reflecting the timing of accruals for short-term incentive plan costs recorded in the quarter, compared to the previous year.
Stock-based compensation expense decreased $1.1 million compared to the prior year primarily as a result of the effect of the previous year's more significant upward movement in share price and its effect on the carrying value of the liability classified award plans.
Net income (loss)
For the three months ended December 31, 2017, net income was $2.5 million (basic income per share of $0.10 and diluted income per share of $0.09), compared to a net loss of $0.5 million (basic and diluted loss per share of $0.02) during the same period last year. Net income in the current quarter included the recording of $2.0 million in interest expense compared to $1.1 million recorded to interest expense in the previous period. The previous period's net loss included $1.4 million in other income generated from the sale of other current assets. The combined income tax expense recorded in the current period of $0.1 million for the three months ended December 31, 2017 is an increase from the $0.4 million combined income tax benefit recorded for the three months ended December 31, 2016.

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Non-Operating Income and Expense

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2017	2016	2017	2016
Interest expense
Long-term debt
Interest on Series 1 Debentures	$—	$—	$—	$977
Interest on Convertible Debentures	555	—	1,760	—
Interest on credit facilities	381	453	1,507	1,593
Interest on capital lease obligations	692	652	3,023	2,836
Amortization of deferred financing costs	376	63	797	572
Interest on long-term debt	$2,004	$1,168	$7,087	$5,978
Interest income	(15)	(32)	(144)	(194)
Total interest expense	$1,989	$1,136	$6,943	$5,784
Foreign exchange loss (gain)	28	(2)	(4)	8
Income tax expense (benefit)	71	(444)	1,204	(49)
Interest expense
Total interest expense was $2.0 million during the three months ended December 31, 2017, up from $1.1 million in the same period last year. In the year ended December 31, 2017, total interest expense was $6.9 million, up from the $5.8 million the year ended December 31, 2016.
Interest on our Series 1 Debentures was $nil during both the three months and year ended December 31, 2017, compared to $1.0 million in the year ended December 31, 2016. The reduction is a result of the redemption of the remaining $19.9 million of Series 1 Debentures during the prior year.
We recorded $0.6 million and $1.8 million, respectively, in interest on our newly issued Convertible Debentures during the three months and year ended December 31, 2017 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017. A more detailed discussion on our Convertible Debentures can be found under "Significant Business Events - Accomplishments against our 2017 strategic priority".
Interest on our credit facilities of $0.4 million and $1.5 million, respectively, during the three months and year ended December 31, 2017, remained comparable to corresponding prior year periods. The slight decrease in the current year interest is related to the lower average borrowing on the credit facilities in the current year compared to the previous year.
Interest on capital lease obligations of $0.7 million and $3.0 million, respectively, during the three months and year ended December 31, 2017, was slightly higher than corresponding prior year periods. The higher expense for both current periods was primarily due to an increase in our assets under capital lease during the year. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs was $0.4 million and $0.8 million, respectively, for the three months and year ended December 31, 2017, up from $0.1 million and $0.6 million in the respective corresponding periods last year. The current year expense includes amortization of deferred costs related to the credit facilities and the Convertible Debentures, in addition to the write-off of unamortized deferred financing costs related to the Previous Credit Facility. The prior year expense includes the amortization of deferred financing costs for the Previous Credit Facility and the Series 1 Debentures and a write-off of unamortized deferred financing costs upon the redemption of Series 1 Debentures.
Foreign exchange loss (gain)
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk”.
Income tax expense (benefit)
For the three months ended December 31, 2017, we recorded no current income tax expense and a deferred income tax expense of $0.1 million, providing a total income tax expense of $0.1 million. This compares to a combined income tax benefit of $0.4 million recorded for the same period last year.

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For the year ended December 31, 2017, we recorded no current income tax expense and a deferred income tax expense of $1.2 million, providing a combined income tax expense of $1.2 million. This compares to a combined income tax benefit of $nil for the year ended December 31, 2016.
Income tax as a percentage of taxable income for the three months and year ended December 31, 2017 differs from the statutory rates of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation.

Income tax as a percentage of taxable income for the three months and year ended December 31, 2016 differs from the statutory rate of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation, book to filing differences and the disaster relief payment provided to our displaced employees and families during the Fort McMurray wildfire.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures, Credit Facility and capital leases and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the eight preceding quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Revenue	$82.0	$70.0	$47.6	$92.8	$62.2	$48.2	$24.2	$78.5
Gross profit (loss)	12.0	5.8	(1.2)	23.0	6.4	5.4	2.1	18.4
Operating income (loss)	4.5	1.0	(6.6)	14.4	(1.2)	(0.3)	(5.3)	10.7
EBIT*	4.5	1.1	(6.6)	14.5	0.2	(0.4)	(5.2)	10.7
Consolidated EBITDA*	17.2	12.3	2.2	30.3	13.5	9.0	1.7	25.9
Adjusted EBITDA(i)	18.1	11.5	2.0	31.6	15.5	8.7	2.8	26.3
Net (loss) income	2.5	(0.6)	(6.2)	9.6	(0.5)	(1.4)	(4.9)	6.4
Net income (loss) per share - basic (ii)	$0.10	$(0.02)	$(0.23)	$0.34	$(0.02)	$(0.05)	$(0.16)	$0.20
Net income (loss) per shares - diluted (ii)	$0.09	$(0.02)	$(0.23)	$0.31	$(0.02)	$(0.05)	$(0.16)	$0.19

Cash dividend declared per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)	See "Non-GAAP Financial Measures".
ii)
Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

iii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration date.
The results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the Fort McMurray wildfire and subsequent evacuation of the town and surrounding area. We were able to return to mines sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.
We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support

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activity levels in the oil sands decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.
Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.
Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the "spring breakup", once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Our profitability can also be affected by significant changes to our share price and the effect this change has on the "mark-to-market" valuation of our liability based stock-based compensation plan.
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall restructuring of our debt, have changed the impact of these fixed costs as compared to previous years.
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

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Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the year ended December 31, 2017, due to the timing of receipt of signed change orders, we recorded $1.2 million in claims revenue recognized to the extent of costs incurred.
As at December 31, 2017, we had $8.0 million of unresolved claims and change orders, primarily related to one customer, recorded on our balance sheet. This compares to $8.3 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2016. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
E. OUTLOOK
We have just completed the first year of a three year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that three year period.s Our strategy to achieve that growth is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.s
Despite the very adverse impact of a severe plant fire at one of our busiest work sites in 2017, we actually achieved 37% and 24% growth in revenue and EBITDA respectively, for the full year. We are also on track to achieve our growth objectives for 2018 and 2019s, with this very positive outlook supported by:

•	The successful renewal of all of our oil sands long-term services agreements such that we are not faced with a contract expiration until late 2020;

•
Our customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel.s On this theme we are currently executing two large earthworks jobs for the winter season with volumes expected to be roughly 10% higher than last year. The combined value of the work could exceed $90.0 million and will likely continue to benefit all of the first quarter of 2018;s

•
The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply;s

•	A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;s

•
Continuation of earthworks at the Fording River coal mine as we build a strong relationship with an important new customer. Depending on how coal prices hold up, we expect to remain on the work site well into the first half of 2018;s

•
The award of a three year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter, was modest at first, but it is expected to increase over the work duration;s

•
The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. We expect to build on our bidding success of 2017, with further awards in 2018 and 2019;s

•
Further success at pre-qualifying to bid for major infrastructure projects.s In late 2017 we were chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories;s and

•
Good progress with leveraging our core equipment maintenance competence into work for third parties. We already have jobs for two customers in our Edmonton maintenance facility and we believe that this initiative could have a discernible impact on our 2018 results. Beyond that we hope to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of our customers’ equipment assets. Eventually, this external maintenance business could provide more than $30.0 million in annual revenue stream for us.s

Overall we are very encouraged by this bright outlook and are even more confident about meeting our growth targets, while maintaining a strong balance sheet.

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F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades;
•    building and similar codes and zoning ordinances; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
For a complete discussion of our laws and regulations and environmental matters, see the "Legal and Labour Matters - Laws and Regulations and Environmental Matters" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Legal Proceedings and Regulatory Actions
From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.
Employees and Labour Relations
As at December 31, 2017, we had 132 salaried employees (2016 - 131 salaried employees) and approximately 1,040 hourly employees (2016 - 774 hourly employees) in our Western Canadian operations. Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (December 31, 2016 - 87% of the employees).  Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 700 employees to approximately 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., is also in effect and has been extended until February 27, 2018, with negotiations commencing in December 2017. The current agreement will remain in effect until the new agreement has been ratified. Two collective agreements were signed with the Construction and Allied Workers Union, CLAC Local 68 in 2017. One for the Fording River Operations project, located 30 kilometers north of Elkford, British Columbia, expiring in June 2019, and the other for the Highland Valley Copper Mine project located near Logan Lake, British Columbia, expiring in April 2020.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s

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G. RESOURCES AND SYSTEMS
CAPITAL STRATEGY
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 20% of our voting common shares (since the start of our NCIB programs) and increasing the borrowing flexibility of our Credit Facility. Building on these prior year successes, we took the following actions in 2017:

•	To fund future growth opportunities, on March 15, 2017, we issued $40.0 million in unsecured Convertible Debentures at a coupon rate of 5.50%.

•
To support our strategic priority and provide us with an ability to expand our liquidity in line with our growth, on August 1, 2017, we entered into a new Credit Facility with a banking syndicate led by National Bank of Canada, replacing our Previous Credit Facility. The Credit Facility:

◦	Expanded our borrowing capability to $140.0 million from the Previous Credit Facility limit of $100.0 million;

◦	Increased our borrowing flexibility by eliminating the limitations of a borrowing base which defined available borrowings on the Previous Credit Facility;

◦	Increased our capital lease limit to $100.0 million from the Previous Credit Facility limit of $90.0 million; and

◦	Reduced our borrowing rate by twenty-five basis points compared to the Previous Credit Facility.

•
We continued to drive down our cost of debt by leveraging the leasing capacity and competitive pricing provided by our equipment leasing partners to finance $34.7 million of new and used equipment through capital leases.

•
As we strive to increase shareholder value per share, we completed normal course purchases and subsequent cancellations of almost 2.6 million voting common shares in the current year, purchased in Canada and the United States, primarily through the facilities of the TSX and NYSE, at a volume weighted average price of $5.70 per share. With this 2017 NCIB activity we have now purchased and subsequently cancelled 27% of our voting common shares since we started the NCIB programs.

•
Continued to purchase and hold voting common shares in the trust established for the future settlement of units issued under certain of our stock-based compensation plans (which shares are classified as treasury shares on our balance sheet). Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.s

◦	Our treasury share balance increased by almost 0.4 million voting common shares to over 2.6 million as at December 31, 2017.

•	Continued with our dividend policy, declaring $0.08 in dividends per share for the year.
In 2017 we were able to further strengthen our debt structure and leverage it to support the growth of our business through growth capital investments while continuing to drive benefits to shareholders through the continuation of our NCIB programs. We continue to take advantage of our Credit Facility to deal with working capital demands from the start-up of new projects and build on our flexibility to be more competitive with our pricing in the oil sands and to succeed despite uncertain times in oil price driven marketplaces. As a result, our total debt is $139.0 million at December 31, 2017, compared to $101.0 million at December 31, 2016.

•
Our current year total debt borrowings include $32.0 million borrowed against our Credit Facility ($39.6 million on our Previous Credit Facility at December 31, 2016), $40.0 million in Convertible Debentures borrowings ($nil at December 31, 2016) and $67.0 million of capital lease borrowing ($61.4 million at December 31, 2016).

•	We ended the current year with $8.2 million in cash ($13.7 million at December 31, 2016).
For a complete discussion on these activities see "Credit Facility" and "Securities and Agreements" in this section of the MD&A.

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SUMMARY OF CONSOLIDATED CASH FLOWS
Consolidated cash flows are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2017	2016	2017	2016
Cash provided by operating activities	5,336	3,890	49,745	39,831
Cash used by investing activities	(10,051)	(2,027)	(33,595)	(10,516)
Cash provided (used) by financing activities	2,190	(11,312)	(21,630)	(48,000)
Net decrease in cash	(2,525)	(9,449)	(5,480)	(18,685)
Operating activities
Cash (used) provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Net change in non-cash working capital
Accounts receivable	(3,111)	(18,395)	(7,148)	(15,344)
Unbilled revenue	(6,163)	(968)	(5,607)	1,600
Inventories	(2,039)	(736)	(1,288)	(1,437)
Prepaid expenses and deposits	945	332	(283)	126
Accounts payable	(2,665)	6,573	5,640	4,517
Accrued liabilities	1,912	3,173	1,904	4,144
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	260	1,050	(247)	614
	$(10,861)	$(8,971)	$(7,029)	$(5,780)
During the three months ended December 31, 2017, cash provided by operating activities was $5.3 million, up from $3.9 million provided during the three months ended December 31, 2016. The increase in cash flow in the current period is primarily due to increased profitability, partially offset by $10.9 million in cash used to fund growth in non-cash working capital during the quarter ($9.0 million used to fund a growth in non-cash working capital in the prior period). The earlier ramp of activity in the current quarter drove a typical increase in accounts receivable and unbilled revenue in the period, however the prior period ramp up of the accounts receivable balance was more significant due to a lower than normal balance in accounts receivable at the start of the prior period as a result of the low summer activity caused by the operational shutdown. The growth in the inventory balance in the current quarter was driven by the timing of tires required to support our winter works program. The growth in accounts payable and accrued liabilities in the prior period was driven by a higher volume of maintenance activities later in the prior period with settlement terms that extended beyond the end of the period.
During the year ended December 31, 2017, cash provided in operating activities was $49.7 million, up from $39.8 million provided during the year ended December 31, 2016. The increased cash from operations in the current period is a result of increased profitability partially offset by $7.0 million in cash used to fund the growth in non-cash working capital during the year ($5.8 million in cash used to fund non-cash working capital growth in the prior year). The earlier ramp up of activity in the current year drove a typical increase in accounts receivable and unbilled revenue in the period, however the prior period ramp up of fourth quarter activity was more pronounced due to the award of a new winter works program at the Mildred Lake mine. The growth in accounts payable and accrued liabilities in the prior period was driven by a higher volume of maintenance activities later in the prior period with settlement terms that extended beyond the end of the period.
There are currently no legal or economic restrictions on our subsidiaries that could impair the ability for us to pay dividends.
Investing activities
During the three months ended December 31, 2017, cash used for investing activities was $10.1 million, compared to $2.0 million in cash used for investing activities in the three months ended December 31, 2016. Investing activities for the three months ended December 31, 2017 included $21.2 million for the purchase of property, plant, equipment and intangible assets along with $0.3 million provided to the partnership as a long-term loan. This is partially offset by $11.4 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior year investing activities included $12.7 million for the purchase of property, plant, equipment and intangible assets, offset by $10.7 million cash received on the disposal of property, plant and equipment and assets held for sale.

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Current quarter proceeds included $11.2 million received from a financing arrangement for some of our heavy equipment fleet ($9.2 million included in proceeds for a similar arrangement in the prior period).
During the year ended December 31, 2017, cash used for investing activities was $33.6 million, compared to $10.5 million used by investing activities during the year ended December 31, 2016. Investing activities for the year ended December 31, 2017 included $53.9 million of cash used for property, plant, equipment and intangible asset purchases, $1.2 million in contributions to the Dene North partnership for our 49% ownership interest and $1.0 million provided to the partnership as a long-term loan. This was offset by cash inflows of $22.4 million from the disposal of property, plant and equipment and assets held for sale.
Investing activities during the year ended December 31, 2016 included $27.4 million of property, plant, equipment and intangible asset purchases, offset by $16.9 million in proceeds for the disposal of property, plant and equipment and assets held for sale.
Current year proceeds included $20.3 million received from a financing arrangement for some of our heavy equipment fleet ($13.9 million included in proceeds for a similar arrangement in the prior period).
Financing activities
Cash provided in financing activities during the three months ended December 31, 2017, was $2.2 million driven by $10.0 million increase in cash from the Credit Facility partially offset by $7.3 million in capital lease obligation repayments. Cash used in financing activities for the three months ended December 31, 2016 was $11.3 million, driven by $1.1 million in scheduled principal repayments on the Previous Credit Facility term loan, $5.6 million in capital lease obligation repayments, $3.2 million for the purchase and subsequent cancellation of common shares and $1.1 million for treasury share purchases.
For the year ended December 31, 2017, cash used in financing activities was $21.6 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $8.2 million of net credit facility repayments, $29.2 million in capital lease obligation repayments, $15.0 million for the purchase and subsequent cancellation of common shares, $4.7 million of treasury share purchases and $3.0 million in financing costs incurred from issuing the Convertible Debentures and new Credit Facility. Cash used in financing activities during the year ended December 31, 2016 was $48.0 million, driven by $19.9 million for the repurchase of Series 1 Debentures (partially financed by $17.0 million in Previous Credit Facility borrowings), $6.0 million of Previous Credit Facility repayments, $24.5 million in capital lease obligation repayments, $9.2 million for the purchase and subsequent cancellation of common shares and $3.7 million of treasury share purchases.
LIQUIDITY
As at December 31, 2017, we had $8.2 million in cash and $107.2 million of unused borrowing availability on the Credit Facility for a total liquidity of $115.4 million (defined as cash plus available and unused Credit Facility borrowings). This compared to our total liquidity of $65.4 million at December 31, 2016 ($13.7 million cash and $51.7 million available and unused Previous Credit Facility Revolver borrowing).

Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $100.0 million compared to the capital lease borrowing limit of $90.0 million under the terms of the Previous Credit Facility. As at December 31, 2017, we had $33.0 million in unused capital lease borrowing availability under the terms of our Credit Facility compared to $28.6 million in unused capital lease borrowing availability at December 31, 2016 under the terms of our Previous Credit Facility. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

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Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2017	December 31, 2016
Cash	$8,186	$13,666
Current working capital assets
Accounts receivable	$47,228	$40,080
Unbilled revenue	21,572	15,965
Inventories	4,754	3,437
Prepaid expenses and deposits	1,898	1,551
Assets held for sale	5,642	247
Current working capital liabilities
Accounts payable	(35,191)	(29,551)
Accrued liabilities	(13,879)	(11,175)
Billings in excess of costs	(824)	(1,071)
Total net current working capital (excluding cash)	$31,200	$19,483

Intangible assets	938	1,790
Property, plant and equipment	278,648	256,452
Total assets	383,644	350,081

Total long-term financial liabilities(1)(2)	(75,505)	(73,609)

Capital lease obligations (including current portion)	(66,969)	(61,400)
Credit facilities (including current portion)(1)	(32,000)	(39,572)
Convertible Debentures(1)	(40,000)	—
Total Debt(3)	(138,969)	(100,972)
Cash	8,186	13,666
Net Debt(3)	(130,783)	(87,306)

(1)	Excludes deferred financing costs.
(2)
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(3)	For a definition of Total Debt and Net Debt, see "Non-GAAP Financial Measures".
Current working capital fluctuations effect on liquidity
As at December 31, 2017, we had $0.3 million in trade receivables that were more than 30 days past due, down from $2.1 million as at December 31, 2016. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As of December 31, 2017, we had $8.0 million of unresolved claims and change orders recorded on our balance sheet. This compares to $8.3 million for the year ended December 31, 2016. For a more detailed discussion on claims revenue refer to "Claims and Change Orders".
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at December 31, 2017, holdbacks totaled $0.6 million, similar to the $0.5 million balance as at December 31, 2016. Holdbacks represent 1.2% of our total accounts receivable as at December 31, 2017 (1.3% as at December 31, 2016).

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CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Property, Plant, Equipment and Intangible Asset Purchases
Our capital spending program is primarily focused on acquiring equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
We typically require between $20.0 million to $30.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $20.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.s Our equipment fleet value is currently split among owned (55%), capital leased (37%) and rented equipment (8%).
For the year ended December 31, 2017, we used $51.8 million in cash for net capital expenditures on property, plant, equipment and intangible assets (expenditures, net of proceeds from: the sale of equipment; assets held for sale; excluding $20.3 million in proceeds for the financing of owned equipment through capital leases). We acquired a further $14.4 million in equipment through capital leases during the current year. Included in the net capital expenditures and equipment secured through capital leases for the year ended December 31, 2017 was $25.9 million invested in growth capital expenditures, driven by an investment in expanding the haul capacity of certain sizes of our existing heavy haul equipment fleet through the purchase of a used equipment from a competitor exiting the large earthworks market and the purchase of land to support the construction of our new maintenance facility.
For the year ended December 31, 2016, we used $24.4 million in cash for net capital expenditures (excluding $13.9 million in proceeds for the financing of owned equipment through capital leases). We acquired a further $9.6 million of equipment through capital leases during the previous year. Included in the net capital expenditures and equipment secured through capital leases for the year ended December 31, 2016, was $6.5 million invested in

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growth capital expenditures, driven by an investment expanding the haul capacity of certain sized of our fleet with technological improvements and the purchase of used heavy equipment.
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2018 we intend to limit our annual sustaining capital expenditures to approximately $35.0 million to $45.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. We believe that our annual growth capital expenditures could range from $25.0 million to $30.0 million, to support our anticipated growth in revenue and our investment in our new maintenance facility. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth equipment investment requirements. We also believe that we will be able to leverage the liquidity provided by our Credit Facility to finance the construction of our new maintenance facility. t
Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt; capital and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments as early repayment is possible resulting in lower interest payments (Convertible Debentures and Credit Facility) or interest is not defined in the contract (equipment and building operating leases and supplier contracts), unless otherwise noted, as of December 31, 2017.

	Payments due by fiscal year
(dollars in thousands)	Total	2018	2019	2020	2021	2022
Convertible Debentures(i)	$40,000	$—	$—	$—	$—	$40,000
Credit Facility(ii)	32,000	—	—	32,000	—	—
Capital leases (including interest)	71,492	31,530	20,696	12,182	4,892	2,192
Equipment and building operating leases	12,526	3,248	2,238	2,348	2,374	2,318
Capital for property, plant and equipment	17,600	17,600	—	—	—	—
Supplier contracts	7,323	7,323	—	—	—	—
Total contractual obligations	$180,941	$59,701	$22,934	$46,530	$7,266	$44,510
(i) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $180.9 million as at December 31, 2017 have increased from $130.0 million as at December 31, 2016 primarily as a result of the $40.0 million borrowing on our Convertible Debentures early in the current year, the $6.0 million increase in capital lease obligations and the $17.6 million commitment for capital for property, plant and equipment (commitments for the construction of our new maintenance facility), partially offset by the $7.6 million reduction in borrowing against our credit facilities and the $7.8 million reduction in equipment and building operating lease commitments.
For a discussion on the Credit Facility see "Credit Facility", above and for a more detailed discussion of our Convertible Debentures, see "Description of Securities and Agreements - Convertible Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Off-Balance Sheet Arrangements
We currently do not have any off-balance sheet arrangements.
Credit Facility
New Credit Facility
On August 1, 2017, we entered into a new Credit Facility Agreement with a banking syndicate now being led by National Bank of Canada, replacing our Previous Credit Facility. The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million.

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The Credit Facility is comprised solely of a revolver feature, unlike our Previous Credit Facility, which had a borrowing base limit to available borrowings and was divided into a $30.0 million term loan and a $70.0 million revolving facility.
Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1, except in the case of the following four quarters after an acquisition where the ratio will increase to 3.5:1, meanwhile the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt to our trailing 12-month Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is re-defined as trailing 12-month Adjusted EBITDA less cash taxes to Fixed Charges.
Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at December 31, 2017, we were in compliance with the Credit Facility covenants.
"Adjusted EBITDA" is defined in "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A.
"Senior Debt" is defined under the Credit Facility as Total Debt plus outstanding Letters of Credit under our Credit Facility, less: (i) purchase money debt incurred for construction of particular property or equipment, but only for 60 days after the property or equipment is commissioned for use; (ii) convertible unsecured subordinated debentures; and liabilities from hedge and swap arrangements. This is used in the Senior Debt to trailing 12-month Adjusted EBITDA ratio and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.
"Fixed Charges", is defined under the Credit Facility as cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. Our Credit Facility excludes Previous Credit Facility repayments from the determination of Fixed Charges.

•
The term "unfunded" is defined as requiring borrowings from the Credit Facility or the issuance of our shares to support cash distributions such as dividends payments or the redemption of any class of our shares.

•	The term "unfinanced" is defined as expenditures.
For a full discussion on our Credit Facility, including pricing, see "Significant Business Events - Credit Facility" in this MD&A.
For a full discussion on our Previous Credit Facility, see "Resources and Systems - Credit Facility in our annual MD&A for the year ended December 31, 2016.
Borrowing activity under the Credit Facility
As at December 31, 2017, there was $0.8 million in issued letters of credit under the Credit Facility and the unused borrowing availability was $107.2 million. As at December 31, 2016, under the Previous Revolver, there was $0.8 million in issued letters of credit and the borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Previous Revolver was $58.2 million, which was limited by the borrowing base to $51.7 million.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. As at December 31, 2017, a total of 1,142,762 common shares, at a weighted average price of $4.98 per share, have been purchased and subsequently cancelled in the normal course.
On August 7, 2017, we completed our previously announced Normal Course Issuer Bid (“NCIB”), cancelling a total of 1,482,795 common voting shares under that NCIB at a weighted average price of $6.26 per share.
As at December 31, 2017, we have used almost $15.0 million in cash to purchase and subsequently cancel a total of 2,625,557 common shares in the normal course during the current year. The current year NCIB programs have reduced our outstanding common share balance to 25,452,224 as at December 31, 2017. This outstanding

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common share balance is net of the 2,617,926 common shares classified as treasury shares as at December 31, 2017.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 9, 2018, there were 27,905,950 voting common shares outstanding, which included 2,626,548 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (28,070,150 common shares, including 2,617,926 common shares classified as treasury shares at December 31, 2017). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2017, there were an aggregate of 913,540 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 913,540 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Debt Ratings
On March 14, 2017, S&P Global Ratings ("S&P") affirmed our "B" long-term corporate credit rating. At the same time, they affirmed our "intermediate" standing for their financial risk profile. S&P stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B".
For a discussion of our debt ratings, see the "Debt Ratings" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Related Parties
On July 14, 2016, we appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the three months and year ended December 31, 2017, we received $81 and $332, respectively, in this related party transaction since the director's appointment.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.

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An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of December 31, 2017 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and Vice President, Finance are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2017, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2017.
Accounting Pronouncements
We recently adopted the following accounting pronouncements:

•	Inventory

◦
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on our consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

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•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the year ended December 31, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by us include:

•
assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	assumptions used in periodic impairment testing; and

•
estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of property, plant, equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.
The complex judgments and estimates most critical to an investor's understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Property, plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our Consolidated Financial Statements for year ended December 31, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

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H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our expectation that our new maintenance facility will generate cash payback on the investment within approximately 5 years.

•	Our belief that our new credit facility will provide us with the ability to expand our liquidity in line with our growth.

•	Our expectation that we will be able to expand our operations outside of the Canadian oil sands.

•	Our expectation that we will be able to achieve our objective of a minimum 15% compound growth in revenue and EBITDA over the period of our three-year organic growth plan.

•
Our belief that we will be able to achieve growth through building production related recurring services volumes in our core oil sands market, together with the addition of value creating services, and expanding our market coverage to include other resource mines and infrastructure related projects that involve major earthworks.

•	Our expectation that customers will continue to use economies of scale in production to lower oil sands operating costs per barrel.

•
Our belief that the two large earthworks jobs we are executing in the winter season will have volumes roughly 10% higher than last year, that the combined value of the work could exceed $90.0 million and will likely continue to benefit all of the first quarter of 2018.

•
Our expectation that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply.

•	Our expectation that there will be meaningful heavy construction activity for the summer season of 2018.

•	Our expectation that we will remain on the Fording River coal mine site well into the first half of 2018.

•	Our expectation that revenue at the Highland Valley copper mine will increase over the work duration.

•	Our belief that we will be successful on several bids for further natural resource related contracts, both in Canada and the USA, in 2018 and 2019.

•	Our expectation that we will be successful at pre-qualifying to bid major infrastructure projects.

•
Our belief that our initiative of leveraging our core equipment maintenance competence into work for third parties could have a discernible impact on our 2018 results and that the external maintenance business could eventually provide more than $30.0 million in annual revenue stream for us.

•
Our belief that the ongoing purchase and cancellation of our voting common shares will increase shareholder value per share, while the purchase of common shares through the trust established to acquire and hold shares in respect of stock-based compensation plans will have a positive impact on shareholder dilution and cash costs going forward.

•	Our expectation that we will not experience a strike or lockout.

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•
Our anticipation that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•
Our belief that our equipment ownership strategy will continue to allow us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions", "Risk Factors" and "Quantitative and Qualitative Disclosure about Market Risk", below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2018;

•	that the Canadian dollar does not significantly appreciate in 2018;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

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•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign Exchange Risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At December 31, 2017, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
All dollar amounts set forth in this MD&A, the attached financial statements and AIF for the year ended December 31, 2017 are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.
The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars, based on the Thomson Reuters nominal noon exchange rates. On February 9, 2018, the noon buying rate was $1.00 = US$0.79.

	2017
	December	November	October	September	August	July
High for period	$0.80	$0.79	$0.80	$0.82	$0.80	$0.80
Low for period	0.78	0.78	0.78	0.80	0.78	0.77

	Year ended December 31,
	2017	2016	2015	2014	2013
Average for period	$0.77	$0.76	$0.78	$0.90	$0.97

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Interest Rate Risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At December 31, 2017, we had no outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2016 – $28.6 million).
Business Risk Factors

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•
Changes in our customers' perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A portion of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•
A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet.  A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.
For further information on risks, including "Quantitative and Qualitative Disclosure about Market Risk", "Business Risk Factors", "Risk Factors Related to the Cyber Security of our Information Technology Systems" and "Risk

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Factors Related to Our Common Shares" please refer to the "Forward-Looking Information, Assumptions and Risk Factors - Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
I. GENERAL MATTERS
Additional Information
Our corporate office is located at 26550 Acheson Road, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see "Glossary of Terms" in our most recent AIF.
Additional information relating to us, including our AIF dated February 13, 2018, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

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